October 14, 2014

CERTAIN INFORMATION HAS BEEN OMITTED FROM THE EDGAR FILED COPY OF THIS LETTER AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. THE OMITTED PORTIONS HAVE BEEN IDENTIFIED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**]”.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Robert Babula Sondra Snyder Dean Brazier Lilyanna Peyser Jennifer Thompson

Re:	WageWorks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 1-35232

Ladies and Gentlemen:

WageWorks, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 29, 2014, relating to our Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on February 27, 2014 (the “2013 Form 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 6, Selected Financial Data, page 30

1.	We note that you have made several acquisitions during the periods shown in your Selected Financial Data and that your results of operations for the fiscal years ended December 31, 2013 and 2012 include adjustments to contingent consideration liabilities related to such acquisitions. Please tell us how you considered the guidance in Instruction 2 to Item 301 of Regulation S-K.

Response: The Company advises the Staff that disclosures explaining fair value adjustments, reflected in the income statement, related to contingent consideration liabilities, are discussed in our Notes to the Consolidated Financial Statements, page 62, as well as in the discussion in our Results of Operations section on page 45 of our Management’s Discussion and Analysis in our 2013 Form 10-K. In response to the Staff’s comment and in review of Instruction 2 to Item 301 of Regulation S-K, the Company believes it would be appropriate to include a cross-reference to the discussion on page 62 and on page 45 in “Item 6. Selected Financial Data” in future periodic reports in order to enhance the understanding of the fair value adjustments to contingent consideration liabilities associated with our

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-001

acquisitions during the fiscal years ended December 31, 2013 and 2012, and any future acquisitions. The Company believes this will also assist the users of our financial statements in understanding the factors that materially affect the comparability of the information reflected in the selected financial data.

The Company further advises the Staff that in order to highlight the impact of business combinations on the Company’s income from operations in the Selected Financial Data, the Company will include in future filings a brief discussion of revenue growth and associated increases to cost of revenues and other operating expenses related to the acquisitions made in the fiscal years ended December 31, 2013 and 2012.

The additional disclosure, in italics, will have the following general form:

In fiscal 2012, the revenue growth and associated increase to cost of revenues and other operating expenses were driven by post-purchase revenue from our acquisitions of Choice Strategies and TransitChek which were acquired in January 2012 and February 2012, respectively. Similarly, the revenue growth and associated increases to cost of revenues and other operating expenses in fiscal 2013, was driven by post-purchase revenue from the acquisitions of Benefit Concepts and Crosby Benefit Systems, which were acquired in December 2012 and May 2013, respectively. In addition, changes in the estimated fair value of contingent consideration related to our acquisitions are included within the amortization and change in contingent consideration line item in the consolidated statement of income. The nature of these changes are disclosed within Note 1 to our consolidated financial statements under “Fair Value of Financial Instruments” and within our Management’s Discussion and Analysis of this Form 10-K.

The Company advises the Staff, that there are no material uncertainties included in the Selected Financial Data that might cause the data reflected not to be indicative of the Company’s future financial condition or results of operations.

The Company advises the Staff, that the aforementioned disclosure additions to the Selected Financial Data will be made in the Company’s upcoming Form 10-K for the fiscal year ending December 31, 2014.

Item 8. Financial Statements and Supplementary Data, page 52

Notes to the Consolidated Financial Statements, page 58

(1) Summary of Business and Significant Accounting Policies, page 58

Fair Value of Financial Instruments, page 60

2.	We note that you have recognized fair value adjustments for contingent consideration from the Benefit Concepts, Inc. (BCI) business acquisition that have positively impacted operating income for the fiscal year ended December 31, 2013. Please explain to us the specific facts and circumstances that led to the changes in forecasted revenue below management´s expectations at the time of the BCI acquisition.

Response: The Company advises the Staff that under ASC 805-30-25-25 the Company determined the initial fair value of the contingent consideration at the acquisition date based upon all of the facts and circumstances known at that time and subsequently re-measured the contingent consideration in accordance with ASC 805-30-35-1. The contingent consideration is based

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-002

contractually on a sliding scale of revenue achieved for the calendar years 2014 and 2015. The factors the Company considered in its initial and subsequent measurements of forecasted revenue were historical and projected growth rates, client turnover, sales pipeline activity and the timing of additional clients obtained through a large broker client.

The Company further advises the Staff that with respect to the BCI acquisition, and during our quarterly revaluations of the contingent consideration, the Company obtained new information that was not in our possession at the time of the Company’s initial purchase accounting for BCI.

[**]

As a result, the Company updated and adjusted its forecast of anticipated revenues for 2014 and 2015.

Revenue Recognition, page 65

3.	We have read your disclosure, “Fees received for initial setup of new clients and annual renewal fees are deferred and recognized on a monthly basis as services are rendered over the agreed benefit period. The initial setup fees are not considered separable from the ongoing services provided for which benefit service fees are earned.” Explain to us and disclose how you define the “agreed benefit period.” An example of how a typical contract is structured would facilitate our review. Further, explain to us how the initial setup and renewal fees are calculated, and how a typical renewal fee compares in size to the initial setup fee. Lastly, tell us how you considered footnote 39 of SAB Topic 104 with regard to developing your revenue recognition policy for setup fees.

Response: The Company advises the Staff that, in certain instances, we charge initial set up fees to new clients. These fees represent less than one percent (1%) of total annual revenues. The Company further advises the Staff that for contracts where initial setup fees are charged, the initial term is one (1) year. The substantial majority of those contracts contain a provision that causes them to automatically renew for subsequent one (1) year periods following the end of the initial term. The “agreed benefit period” means the length of the benefit plan year, which is twelve (12) months.

The Company further advises the Staff that initial set up and renewal fees are charged to reimburse the Company for the costs associated with implementing a new client and making any changes necessary to accommodate client modifications to their benefit plans. Each year, clients make a number of changes to their benefit plans (e.g. co-pay amounts) and different and additional individuals participate. Accordingly, the system must be modified each year to update client employee participants (“Participants”) and enrollment materials must be revised to reflect the new plan design and any new features (e.g. mobile app) that the Company has developed over the last calendar year. Implementation includes but is not necessarily limited to defining the annual implementation plan, developing and rolling out a communication plan for the Participants, configuring the system and exchanging files with the client so that the Company can properly set up the plan details, plan limits, co pay amounts, etc.

The Company further advises the Staff that initial setup and renewal fees are flat nominal fees that range from $250 to $500 for initial set up fees and $500 to $1,000 for renewal fees, depending on the size of the client and the complexity of their benefit plan design. The initial set up fee covers the implementation that must be done the first benefit plan year. Competitive pressures prevent the Company from charging an initial setup fee that is commensurate with the level of effort involved in implementing the client for the first time. The renewal fee is larger than the initial set up

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-003

fee in an effort to recapture some of the costs that were incurred during the initial setup. There is no “bargain” element (which would lower the per participant price in subsequent years as monthly participant fees are based on the Company’s pricing list and are not impacted by the amount charged, if any, for set up fees or renewal fees).

There is no benefit to clients from an implementation beyond a single plan year as plan designs and Participants change annually. The fees are deferred when billed and amortized over the annual plan year—the “agreed benefit period.”

The Company further advises the Staff that it has considered footnote 39 of SAB Topic 104 and determined that the amount of the setup fees are immaterial and subsequent renewals have not been priced at a bargain to the initial setup fees. Accordingly, the setup fees have been amortized over the initial plan year. Similarly, the renewal fees have been amortized over the initial plan year of the renewed contract.

The Company further advises the Staff that it will disclose in future filings how the Company defines “agreed benefit period”.

(7) Accounts Payable and Accrued Expenses, page 7

4.	Tell us and disclose the nature of your deferred revenue. Further, please explain to us if deferred revenue is also included within the other non-current liability line item on your consolidated balance sheet. If not, then explain why it is entirely classified within current liabilities.

Response: The Company advises the Staff that deferred revenue is comprised of three main components: setup and renewal fees ($1.2 million) which are being recognized over the agreed benefit period (as described in the Company’s response to the Staff’s comment number 3 above); breakage on transit cards and vouchers ($1.1 million); and a marketing incentive from a major card vendor ($0.9 million). Marketing incentives are amortized over the life of the contract with the major card vendor (four years). As previously communicated in our memorandum to the Staff dated April 20, 2012, provided during the Company’s Form S-1 registration process, the Company recognizes breakage on transit cards and vouchers over their estimated useful life.

Deferred revenue long term ($0.9 million) is included within the other non-current liability line item on the consolidated balance sheet.

(11) Employee Benefit Plans, page 76

(c) Restricted Stock Units, page 78

5.	Disclose the performance criteria that must be met in order for your restricted stock units to vest. Refer to ASC 718-10-50-1 and 50-2.

Response: In response to the Staff’s comment and review of the ASC 718-10-50-1 and 50-2, specifically 718-10-50-2 (a) (1), the Company will add additional disclosures, in the Company’s upcoming Form 10-K for the fiscal year ending December 31, 2014, for the performance criteria that must be met in order for restricted stock units to vest. The additional disclosure, in italics, will have the following general form:

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-004

Proposed Disclosure

In fiscal 2013, the Company granted a total of 219,000 performance-based restricted stock units to certain executives and employees and granted a total of 171,500 service-based restricted stock units to certain employees. Performance-based restricted stock units are typically granted so that they vest upon the achievement of certain revenue growth rates, and other financial metrics, during a specified performance period for which participants have the ability to receive up to 150% of the target number of shares originally granted.

The restricted stock units will be eligible to vest based on the Company’s achievement against an average annual EBITDA margin target equal to or greater than 22% and compound revenue growth target for the specified performance period.

The following table describes the levels of revenue growth target for the specified performance period for the restricted stock units to vest:

Achievement of Revenue Growth Objective	Percentage of RSU Vesting
20% and Greater	150% will vest
Between 15% but less than 20%	Between 100% and 150% will vest
Between 10% but less than 15%	Between 50% and 100% will vest
Below 10%	None will vest

The Company determined that it is probable that the revenue growth rates and other financial metrics will be achieved and so the Company is recognizing stock-based compensation expense associated with these awards at the 150% target.

(15) Selected Quarterly Financial Data (unaudited), page 84

6.	Please tell us how you considered the guidance in Item 302(A)(3) of Regulation S-K to disclose any unusual or infrequently occurring items or material adjustments recognized during each of the quarters during the last two fiscal years. It appears that some of the quarters in your most recent two fiscal years include material items affecting comparability between the periods.

Response: The Company advises the Staff that it considers the guidance in Item 302 (A)(3) of Regulation S-K in its presentation of Selected Quarterly Financial Data in regard to extraordinary, unusual or infrequently occurring items recognized in each quarter presented. The Company respectfully submits that there are no variances in each full quarter within the two most recent fiscal years presented that are extraordinary, unusual or infrequently occurring items. The Company advises the Staff that it further considered the changes within the amortization and change in contingent consideration line item for the 2013 third and fourth quarters ended and believed that disclosure within Note 15 was not necessary as the changes were disclosed within Note 1 to our consolidated financial statements under “Fair Value of Financial Instruments” and within our Management’s Discussion and Analysis of this Form 10-K. The Company advises the Staff that the Company will add additional disclosures to its Form 10-K for the fiscal year ended December 31, 2014, which will have the following general form:

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-005

In the third and fourth quarters of fiscal 2013, the Company made fair value adjustments to the contingent consideration liability related to the BCI acquisition as are disclosed within Note 1 to our consolidated financial statements under “Fair Value of Financial Instruments.”

The Company advises the Staff that it will continue to assess the guidance under Item 302(A)(3) of Regulation S-K in all future filings and make disclosures for extraordinary, unusual or infrequently occurring items as well as material adjustments that impact the results of any specific quarters presented.

Signatures, page 89

7.	In future filings please have the appropriate individuals sign the second signature block in their individual capacities as Principal Financial Officer and Principal Accounting Officer. In addition, please supplementally confirm that Mr. Green signed this Form 10-K in each such individual capacity. For guidance, refer to General Instruction D of Form 10-K.

The Company confirms that Mr. Green signed the 2013 Form 10-K in his individual capacities as the Principal Financial Officer and the Principal Accounting Officer of the Company. The Company further confirms that in future filings the appropriate executive officer of the Company will sign the second signature block in his individual capacity as Principal Financial Officer and Principal Accounting Officer.

* * * *

WageWorks acknowledges that:

•	WageWorks is responsible for the adequacy and accuracy of the disclosure in the 2013 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 10-K; and

•	WageWorks may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff please direct any questions or comments regarding our responses to me, the undersigned, at (650) 577-5214. In addition, we respectfully request that the Staff please send an email with any additional comments to my attention at Colm.Callan@wageworks.com, as well as to Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at MBaudler@wsgr.com. Thank you for your assistance.

Sincerely,

WAGEWORKS, INC.

/s/ Colm M. Callan

Colm M. Callan
Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-006

cc:	Kim Wilford, General Counsel

WageWorks, Inc.

Mark B. Baudler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

David M. Rae

John P. Klanjac

KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY WAGEWORKS: WAGE-007